
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 20, 2011

Mr. David G. Burke
Diversified Restaurant Holdings, Inc.
27680 Franklin Rd.
Southfield, MI 48034

Re: **Diversified Restaurant Holdings, Inc.**
      Forms 10-K and 10-K/A for the fiscal year ended December 27, 2009
      Forms 10-Q/A for the fiscal quarters ended March 28, 2010, June 27, 2010,
      and September 26, 2010
      File No. 000-53577

Dear Mr. Burke:

       We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Cicely L. LaMothe
                                        Accounting Branch Chief